September 28, 2006

Kevin Stertzel FAX: (202)772-9368
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E. Stop 7010
Washington D.C. 20549

Re:	Surge Global Energy, Inc.
Form 8-K
Filed September 18, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
Filed September 18, 2006
File No.0-24269

Dear Mr. Stertzel:

In response to your letter dated September 19, 2006, I provide the following responses to your inquiries:

Form 8-K filed September 18, 2006

1.
We note your disclosure that indicates you and your accountants identified certain transactions that were incorrectly classified within your financial statements. Please tell us if the company has been advised by, or has received notice from its independent accountant that disclosure should be made or action should be taken to prevent reliance on previously issued financial statements

Response

The Company’s Chief Financial Officer concluded that the previously issued financial statements contained in our quarterly report on Form 10-QSB for the quarter and six months ended June 30, 2006 should not be relied upon due to foreign currency translation errors affecting discontinued operations, and that we should restate these financial statements to make the necessary accounting corrections. The decision to restate was made with the concurrence of our independent registered public accounting firm.

2.	Please clarify your disclosure to indicate, if true, that upon filing the amended Form 10-QSB, the consolidated financial statements included in the June 30, 2006 “amended” filing may be relied upon.

Response

See the Company’s proposed underlined additions to the previous 8-K explanation below.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a) In connection with the June 30, 2006 10-QSB, the Company identified transactions that were incorrectly classified within the Company’s Condensed Consolidated Balance Sheet for the six months ended June 30, 2006 (the “Balance Sheet”), the Condensed Consolidated Statements of Losses (the “Income Statement”), the Condensed Consolidated Statements in Shareholders’ Equity (“Shareholders’ Equity”) and the Condensed Consolidated Statements of Cash Flow (the “Cash Flow Statement”). The decision to restate was made with the concurrence of our independent registered public accounting firm. On September 15, 2006, the Audit Committee of the Board of Directors of the Company reviewed this matter with Company management and determined that the June 30, 2006 Balance Sheet, Income Statement, Shareholders’ Equity and Cash Flow Statement filed with the Securities and Exchange Commission should be restated to properly reflect transactions that were incorrectly classified as discontinued assets, liabilities within the Balance Sheet, and operating, investing and effect of exchange rate cash flows by the Company. These transactions all relate to the effects of foreign currency translation upon the discontinued operation assets and liabilities, as well as related presentation within operating, investing and effect of exchange rate categories within the Cash Flow Statement.

There is no change in loss from continuing or discontinued operations or earnings per share related to this restatement. In addition, there was no change to cash and cash equivalent balances in the June 30, 2006 Balance Sheet.  The Balance Sheet for continuing operations also remains unchanged.

Until the time that amended Form 10-QSB for the first six months of 2006 are filed, the six months ended and since inception June 30, 2006 Balance Sheet, Condensed Consolidated Statements of Losses and Cash Flow Statement should not be relied upon. The Company will file its amended June 30, 2006 10QSB on September 18, 2006. Upon the filing of the June 30, 2006 amended 10-QSB, the consolidated financial statements included in the amended June 30, 2006 Form 10-QSB may be relied upon.

The tables set forth below present an overview of the changes to the financial statements that will be reflected in the amended June 30, 2006 Form 10-QSB when those documents are filed with the Securities and Exchange Commission.

Our CFO reviewed and discussed these issues, as well as the required accounting treatment and disclosure, with Russell Bedford Stefanou Mirchandani LLP, our independent registered public accounting firm.

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

3.
Please modify your disclosure to indicate whether any changes were made to your internal controls that have materially affected your internal control over financial reporting. We note your revised disclosure that indicates certain internal financial reporting procedures have been changed.

Response

The foreign currency items requiring amendment of the June 30, 2006 10-QSB was due to an isolated formulaic spreadsheet error. The Company has since updated and corrected its spreadsheet calculations related to foreign currency to prevent a reoccurrence of this error.

4.
We note that you continue to believe you maintain effective controls over your disclosure controls and procedures. Please tell us the facts and circumstances you considered to arrive at your effectiveness conclusion in light of your restatement.

Response

To mitigate the risk of a similar error occurring in the future, we have modified our quarter end workpapers, spreadsheets and related formulas related to this isolated foreign currency error. Our revisions to our spreadsheets and formulas now properly calculate foreign currency effects for the period ended as well as related balance sheet, income statement and cash flow presentations.

We will continue to (i) review all major transactions as they occur to ensure they are properly recorded in accordance with generally accepted accounting principles; (ii) prepare period end accounting and disclosure checklists; and (iii) review spreadsheet calculations of items that are recorded in our books and records as part of our normal financial closing and reporting process. We believe these procedures are necessary for effective internal control over financial reporting.

Please contact me with any further questions.

Regards,

/s/ William Greene
William Greene
CFO
858 704-5009
bill@surgeglobalenergy